UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  June 28, 2018

CONVERGYS CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-14379	31-1598292
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 East Fourth Street Cincinnati, Ohio (Address of principal executive offices)	45202 (Zip Code)

Registrant’s telephone number, including area code:  (513) 723-7000

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 28, 2018, Convergys Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among SYNNEX Corporation, a Delaware corporation (“SYNNEX”), the Company, Delta Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of SYNNEX (“Merger Sub I”), and Delta Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SYNNEX (“Merger Sub II”).

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (1) Merger Sub I will be merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a wholly owned subsidiary of SYNNEX, and (2) immediately following the Initial Merger, the Company will be merged with and into Merger Sub II (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a direct wholly owned subsidiary of SYNNEX.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Initial Merger, each Company common share, without par value (each “Company Common Share”) issued and outstanding immediately prior to the effective time of the Initial Merger (other than Company Common Shares held in treasury by the Company or owned by SYNNEX or by any direct or indirect wholly owned subsidiaries of SYNNEX or the Company and other than Company Common Shares owned by shareholders who properly exercise appraisal rights) will automatically be converted into the right to receive (1) $13.25 in cash, without interest, and (2) 0.1193 of shares of SYNNEX common stock, par value $0.001 per share (the “SYNNEX Common Stock”), subject to adjustment as provided in the Merger Agreement in the event that the trading price of SYNNEX common stock prior to the closing of the Mergers increases or decreases by more than 10% from a baseline price (together, the “Merger Consideration”).

No fractional shares of SYNNEX Common Stock shall be issued in connection with the Initial Merger and those Company shareholders who would otherwise be entitled to fractional shares of SYNNEX Common Stock will receive cash in lieu thereof.  It is expected that the Mergers will qualify as a tax-free reorganization for U.S. federal income tax purposes.

The closing of the Mergers is subject to (1) approval by the SYNNEX stockholders of the issuance of SYNNEX Common Stock to be paid as consideration in the Initial Merger (as required by the rules of the New York Stock Exchange), (2) the adoption of the Merger Agreement by the Company’s shareholders, and (3) other customary closing conditions, including:

•	the absence of any injunction or law prohibiting or making illegal the consummation of the Mergers;

•
the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Mergers under the antitrust laws of other specified jurisdictions;

•
the effectiveness of the Form S-4 registration statement to be filed by SYNNEX with the U.S. Securities and Exchange Commission covering the shares of SYNNEX Common Stock to be issued in the Initial Merger; and

•	the approval of the listing on the New York Stock Exchange of the shares of SYNNEX Common Stock to be issued as consideration in the Initial Merger.

For each party, the obligation to complete the Mergers is also subject to (1) the accuracy of the representations and warranties of the other party in accordance with the materiality standards set forth in the Merger Agreement, (2) the other party’s compliance in all material respects with its obligations under the Merger Agreement and (3) the absence of a “Material Adverse Effect” (as defined in the Merger Agreement) on the other party since the date of the Merger Agreement.  The Mergers are not conditioned on SYNNEX’ receipt of financing.

Additionally, the Merger Agreement contains customary representations, warranties and covenants by the Company and SYNNEX, which include, among others, covenants to conduct their respective businesses in the ordinary course between the execution of the Merger Agreement and the completion of the Mergers and covenants restricting certain actions during that period.  The Company has also agreed not to solicit any proposal or offer for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “Company Superior Proposals” (as defined in the Merger Agreement), to participate in discussions or negotiations regarding such a proposal or offer.  The Company’s board of directors is permitted to change its recommendation in response to a Company Superior Proposal or if the failure to do so would be inconsistent with its fiduciary duties.

The Merger Agreement may be terminated by the mutual consent of the Company and SYNNEX.  In addition, either the Company or SYNNEX may terminate the Merger Agreement if, among other things:

•
the Mergers shall not have been consummated on or prior to 5:00 p.m. Eastern Time on December 28, 2018 (the “End Date”), subject to extension for 90 days by either party in order to obtain any required regulatory approvals;

•	the Company’s shareholders fail to adopt the Merger Agreement;

•	SYNNEX’ stockholders fail to approve the issuance of SYNNEX Common Stock to be paid as consideration in the Initial Merger;

•	a court or other governmental entity issues a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers; or

•
the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Mergers, subject to the right of the breaching party to cure the breach.

In addition, SYNNEX may terminate the Merger Agreement if, prior to adoption of the Merger Agreement by the Company’s shareholders, the Company’s board of directors changes its recommendation in favor of the Merger Agreement, recommends in favor of an alternative transaction or in the event of a material willful breach by the Company of its non-solicitation obligations under the Merger Agreement.  The Company may terminate the Merger Agreement concurrently with entering into a definitive acquisition agreement with respect to a Company Superior Proposal, subject to a matching period for the benefit of SYNNEX.

Each of the Company and SYNNEX is also required to reimburse the other party $12,350,000 for such other party’s expenses in the event of the termination of the Merger Agreement as a result of the failure to obtain the requisite approval of such party’s shareholders.  The Merger Agreement further provides that, if the Merger Agreement is terminated under certain specified circumstances, the Company may be obligated to pay SYNNEX a termination fee of $74,000,000, less a credit for any previously paid reimbursement of expenses.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Important Statement regarding the Merger Agreement.  The Merger Agreement has been included to provide investors with information regarding the terms of the Mergers.  It is not intended to provide any other factual information about the Company, SYNNEX, or their respective subsidiaries or affiliates.  The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations, qualifications or other particulars agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts or made for other purposes, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 8.01	Other Events.

In connection with the Merger Agreement, and for the limited purposes set forth therein, the Company’s Chief Executive Officer, Chief Financial Officer and all of the Company’s directors, each in his or her capacity as a shareholder of the Company (together the “Voting Shareholders”), have entered into a voting agreement, dated as of June 28, 2018 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Voting Shareholders have agreed to vote all of their Company Common Shares (1) in favor of the adoption of the Merger Agreement, (2) against any competing takeover proposal for the Company, (3) against any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the Mergers and (4) against any amendments to the Company’s organizational documents that would be reasonably expected to prevent or delay the closing.  The Voting Agreement also prohibits the Voting Shareholders from transferring any Company Common Shares without the consent of SYNNEX.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On June 28, 2018, the Company issued a press release announcing that the Company and SYNNEX had entered into the Merger Agreement.  A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

*          *          *

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys.  INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436.  Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018.  Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE:  This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX.  All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws.  These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company.  These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions.  Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction.  In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements.  These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this report as the result of new information or future events or developments.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and among Convergys Corporation, SYNNEX Corporation, Delta Merger Sub I, Inc. and Delta Merger Sub II, LLC, dated as of June 28, 2018.†

99.1	Voting Agreement, dated as of June 28, 2018, entered into by and between SYNNEX Corporation and the shareholders of Convergys Corporation party thereto.

99.2	Press Release, dated June 28, 2018.

†
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 28, 2018

CONVERGYS CORPORATION

By:	/s/ Andrew A. Farwig
	Name:	Andrew A. Farwig
	Title	Corporate Secretary

[Signature Page to Form 8-K Announcing Entry into Merger Agreement]